UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  Kapson Senior Quarters Corp.

Title of Class of Securities:  Common Stock, $.01 par value

CUSIP Number:  485624100

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

  Wayne Cooperman, c/o Fusion Capital Management Inc., 237 Park
  Avenue, Suite 801, New  York, New York 10012; (212) 808-3756

     (Date of Event which Requires Filing of this Statement)

                          April 7, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement . (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 485624100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Fusion Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         388,800

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         388,800

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         388,800

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         5.01%

14. Type of Reporting Person

         PN

CUSIP No.: 485624100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Wayne M. Cooperman

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         30,000

8.  Shared Voting Power:

         416,300

9.  Sole Dispositive Power:

         30,000

10. Shared Dispositive Power:

         416,300

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         446,300

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         5.76%

14. Type of Reporting Person

         IN

CUSIP No.:  485624100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Ricky C. Sandler

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         416,300

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         416,300

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         416,300

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         5.37%

14. Type of Reporting Person

         IN

The purpose of this Amendment No. 1 to the previously filed
Schedule 13D is to report the ownership of Fusion Partners, L.P. (the "Partnership") in the Common Stock, $.01 par value (the "Shares") of Kapson Senior Quarters Corp. (the "Issuer) of 5.01% of the Shares outstanding and to report that the ownership of Wayne M. Cooperman ("Cooperman") and Ricky C. Sandler ("Sandler" and, together with Cooperman and the Partnership, the "Reporting Persons") has increased from 5.13% and 4.74%, respectively, to 5.76% and 5.37%, respectively, of the Shares outstanding.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         This statement is being filed on behalf of Fusion Partners, L.P., a Delaware limited partnership, and Cooperman and Sandler, who are the general partners of the Partnership. In addition, Cooperman and Sandler own and are the principals of Fusion Capital Management Inc., which is the Investment Manager of Fusion Offshore Fund Limited, a British Virgin Islands corporation (the "Offshore Fund"). Cooperman has investment discretion over a family partnership (the "Family Partnership") that holds Shares of the Issuer.

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Cooperman and Sandler are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Partnership owns 388,800 Shares, Cooperman is deemed to beneficially own 446,300 Shares and Sandler is deemed to beneficially own 416,300 Shares. An aggregate of 416,300 Shares are held by the Partnership and the Offshore Fund. Cooperman is deemed to beneficially own 30,000 additional Shares. All the Shares were purchased in open market transactions. The Shares were purchased for an aggregate purchase price of

         $3,788,496. The funds for the purchase of the Shares held in the Partnership and the Offshore Fund have come from the working capital of the Partnership and the Offshore Fund. The funds for the purchase of the Shares held in the Family Partnership have come from the working capital of the Family Partnership. No leverage was used to purchase any of the Shares.

Item 4.  Purpose of Transactions

         No change.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, the Partnership owns 388,800 Shares, Cooperman is deemed to be the beneficial owner of 446,300 Shares and Sandler is deemed to be the beneficial owner of 416,300 Shares. Based on the Issuer's filing on Form 10-K on March 31, 1997 as of March 1, 1997 there were 7,750,000 Shares outstanding. Therefore, the Partnership owns 5.01%, Cooperman is deemed to beneficially own 5.76% and Sandler is deemed to beneficially own 5.37% of the outstanding Shares.
         The Reporting Persons share the power to vote, direct the vote, dispose of or direct the disposition of 388,800 of the Shares that they are deemed to beneficially own. Cooperman and Sandler share the power to vote, direct the vote, dispose of or direct the disposition of 27,500 of the Shares that they are deemed to beneficially own. Cooperman has sole power for vote, direct the vote, dispose of or direct the disposition of the 30,000 Shares that he is deemed to beneficially own. All transactions in the Shares effected by the Reporting Persons during the sixty days prior to April 7, 1997 through the date of this filing were effected in open-market transactions and are set forth in Exhibit B hereto.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits

         1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

         2. A description of the transactions in the Shares that were effected by the Reporting
              Persons during the 60 days prior to April 7, 1997 through the date of this filing is filed herewith as Exhibit B.

         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.




                             Fusion Partners, L.P.

                             /s/ Wayne Cooperman
                             _________________________________
                             Wayne Cooperman
                             General Partner

                                 /s/ Wayne M. Cooperman
                             _________________________________
                             Wayne Cooperman


                                /s/ Ricky C. Sandler
                             _________________________________
                             Ricky Sandler

April 10, 1997























                               11
01181001.AH9

                                                        Exhibit A





                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

April 10, 1997 relating to the Common Stock of Kapson Senior

Quarters Corp shall be filed on behalf of the undersigned.



                             Fusion Partners, L.P.

                             /s/ Wayne Cooperman
                             _________________________________
                             Wayne Cooperman
                             General Partner

                                  /s/ Wayne M. Cooperman
                             _________________________________
                             Wayne Cooperman


                                  /s/ Ricky C. Sandler
                             _________________________________
                             Ricky Sandler






















01181001.AH9

                                                        Exhibit B


                    SCHEDULE OF TRANSACTIONS

  Date          Shares Purchased          Price Per Share
  ____      ________________________     _________________

 2/04/97              2,500                    $9.8
 2/05/97              2,500                     9.675
 2/07/97                700                     9.925
 2/14/97              2,500                    10.175
 2/19/97              5,000                    10.175
 2/27/97              3,800                     9.925
 2/28/97                800                     9.925
 3/11/97                500                    10.165
 3/19/97              5,000                    10.31
 4/1/97               2,500                     9.75
 4/7/97               5,000                    10.31


































01181001.AH9